UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65272/September 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14465

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In the Matter of

                                    :

BIOMETRX, INC.,   :

BIOPURE CORP. (n/k/a PBBPC, INC.),   :   ORDER MAKING FINDINGS AND

DISTRIBUTED ENERGY SYSTEMS CORP., :   REVOKING REGISTRATIONS

FORTIFIED HOLDINGS CORP.,   :   BY DEFAULT AS TO FIVE

KNOBIAS, INC., and   :   RESPONDENTS

ONE IP VOICE, INC. (n/k/a INDIAN HILL   :

      HOLDINGS CORPORATION)   :

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by July 18, 2011. Respondents' Answers were due on August 1, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). On August 15, 2011, Respondents were ordered to show cause – by August 29, 2011 – why the registration of their securities should not be revoked by default, and failed to do so. See 17 C.F.R. §§ 201.155(a)(2), .220(f).

bioMETRX, Inc. (bioMETRX), Biopure Corp. (n/k/a PBBPC, Inc.) (Biopure), Distributed Energy Systems Corp. (Distributed Energy), Fortified Holdings Corp. (Fortified), and Knobias, Inc. (Knobias) (collectively, Respondents), are in default for failing to file an Answer to the OIP, respond to a dispositive motion, or otherwise defend the proceeding.[1] See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

bioMETRX (CIK No. 774657) is a void Delaware corporation located in Jericho, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $5,183,611 for the prior nine months. As of July 8, 2011, the common stock of bioMETRX was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[1] The proceeding has ended as to Respondent One IP Voice, Inc. (n/k/a Indian Hill Holdings Corporation). See bioMETRX, Inc., Exchange Act Release No. 65170 (August 19, 2011).

Biopure (CIK No. 815508) is a delinquent Delaware corporation located in Cambridge, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2009, which reported a net loss of $4,149,000 for the prior six months. On July 16, 2009, Biopure filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was still pending as of July 8, 2011. As of July 8, 2011, the common stock of Biopure was quoted on OTC Link, had eleven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Distributed Energy (CIK No. 1261482) is a delinquent Delaware corporation located in Wallingford, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $8,433,341 for the prior three months. On June 4, 2008, Distributed Energy filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was closed as of May 24, 2011. As of July 8, 2011, the common stock of Distributed Energy was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Fortified (CIK No. 1316578) is a revoked Nevada corporation located in Norwalk, Connecticut, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $3,023,926 for the prior nine months. As of July 8, 2011, the common stock of Fortified was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Knobias (CIK No. 1161979) is a void Delaware corporation located in Pleasantville, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $3,875,772 for the prior nine months. As of July 8, 2011, the common stock of Knobias was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents failed to heed the delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of bioMETRX, Inc., Biopure Corp. (n/k/a PBBPC, Inc.), Distributed Energy Systems Corp., Fortified Holdings Corp., and Knobias, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge